Exhibit 99.2

Management's Discussion and Analysis (“MD&A”) as of December 12, 2017

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards, otherwise known as IFRS, as issued by the International Accounting Standards Board (“IASB”). Notes to the financial statements on pages 10 to 16 inclusive should be referred to as supplementary information to this discussion and analysis.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company's beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016 and 2017, and steps that may be taken by the Company in the Class A Shareholder’s Proceedings and Plan of Arrangement.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in Note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in this annual MD&A as well as notes 3, 10, 13 and 14 of the financial statements. Central Fund does not assume any obligation to update or revise the forward-looking statements, except as required by applicable laws.

Administrator, Administrative and Consulting Fees

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through three of its Officers and Directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Plan of Arrangement

A special meeting of the holders of Class A non-voting shares and Common shares of Central Fund was held on November 30, 2017, at which Central Fund shareholders (each voting separately as a Class) approved a Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") of Central Fund with Sprott Inc., Sprott Physical Gold and Silver Trust (the "Trust"), The Central Group Alberta Ltd. and its shareholders and 2070140 Alberta Ltd. On December 5, 2017, a final Order of the Court of Queen's Bench (Alberta) was issued approving the Arrangement.

Closing of the Arrangement is conditional on anticipated regulatory and stock exchange approvals and is expected to occur early in 2018. The Arrangement will result in:

•	the assets of Central Fund being transferred to the Trust, a new trust formed under the laws of Ontario and managed by Sprott Asset Management LP, and

•	each outstanding Class A non-voting share of Central Fund being converted into one trust unit of the Trust.

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In addition, Sprott Inc. will acquire each outstanding Common share of Central Fund and will indirectly acquire Central Fund's existing administrative and consulting agreement from The Central Group Alberta Ltd.

If the Arrangement is completed, the Class A non-voting shares of Central Fund will be delisted from the TSX and the NYSE American exchanges.

Further information in respect of the Arrangement may be found in the Management Information Circular of Central Fund dated October 26, 2017, which is filed at www.sedar.com and www.sec.gov/edgar.

Financial Results - Changes in Net Assets

Changes in total equity (referred to as “net assets”), as reported in U.S. dollars from period to period, are primarily the result of share offerings (if any), the changing market prices of gold and silver, and the proportion of each held by the Company. Also, changes in the value of the U.S. dollar relative to the Canadian (“Cdn.”) dollar will have an impact on net assets when reported in Cdn. dollars. The tables that follow summarize net income (loss) including: the changes in unrealized appreciation of holdings (gold and silver) as well as the changes in net assets in U.S. dollars; gold and silver prices; and, the exchange rates between U.S. and Cdn. dollars on an annual or quarterly basis as indicated.

	Years ended October 31
	2017	2016	2015

	U.S.$	U.S.$	U.S.$
Change in unrealized appreciation of holdings (in millions)	$(80.5)	$366.3	$(81.0)

Net income (loss) for the year inclusive of the change in unrealized appreciation of holdings (in millions)	$(89.3)	$370.4	$(93.3)

Net income (loss) per Class A non-voting share inclusive of the change in unrealized appreciation of holdings	$(0.35)	$1.46	$(0.37)

Total net assets (in millions)	$3,388.8	$3,501.4	$3,142.0

Change in net assets from prior year (in millions)	$(112.6)	$359.4	$(95.9)
% change from prior year	(3.2)%	11.4%	(3.0)%

Change in net assets per Class A share from prior year	$(0.35)	$1.44	$(0.37)
% change from prior year	(2.5)%	11.7%	(2.9)%

Gold price (U.S. $ per fine ounce)	$1,270.15	$1,272.00	$1,142.35
% change from prior year	(0.1)%	11.3%	(1.9)%

Silver price (U.S. $ per ounce)	$16.82	$17.76	$15.63
% change from prior year	(5.3)%	13.6%	(3.5)%

Exchange rate: $1.00 U.S. = Cdn.	$1.2893	$1.3403	$1.3083
% change from prior year	(3.8)%	2.4%	16.0%

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In fiscal 2017 net assets as reported in U.S. dollars decreased by $112.6 million or 3.2%. This decrease in net assets was primarily attributable to the change in unrealized depreciation of holdings during the year resulting from decreases in the prices of gold (0.1%) and silver (5.3%). Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the first quarter of 2017, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each impacted, though nominally, the overall decrease in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars decreased by 6.3% due to the 3.8% decrease in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2017
Change in unrealized appreciation of holdings (in millions)	$2.6	$(47.3)	$98.8	$(134.6)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$3.8	$(51.5)	$95.7	$(137.3)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.02	$(0.20)	$0.38	$(0.54)

Total net assets (in millions)	$3,388.8	$3,387.5	$3,439.0	$3,343.3

Changes in net assets from prior quarter (in millions)	$1.3	$(51.5)	$95.7	$(158.1)
% change from prior quarter	0.04%	(1.5)%	2.9%	(4.5)%

Change in net assets per Class A share from prior quarter	$0.01	$(0.21)	$0.38	$(0.53)
% change from prior quarter	0.1%	(1.5)%	2.9%	(3.8)%

Gold price	$1,270.15	$1,267.55	$1,266.45	$1,212.80
% change from prior quarter	0.2%	0.1%	4.4%	(4.7)%

Silver price	$16.82	$16.76	$17.41	$17.29
% change from prior quarter	0.4%	(3.7)%	0.7%	(2.6)%

Exchange rate: $1.00 U.S. = Cdn.	$1.2893	$1.2485	$1.3665	$1.3030
% change from prior quarter	3.3%	(8.6)%	4.9%	(2.8)%

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In fiscal 2016 net assets as reported in U.S. dollars increased by $359.4 million or 11.4%. This increase in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year resulting from increases in the prices of gold (11.3%) and silver (13.6%). Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the fourth quarter of 2016, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each impacted, though nominally, the overall increase in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 14.1% due to the 2.4% increase in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2016
Change in unrealized appreciation of holdings (in millions)	$(289.6)	$259.5	$567.5	$(171.1)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$(292.6)	$256.7	$580.3	$(174.0)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$1.01	$2.28	$(0.69)

Total net assets (in millions)	$3,501.4	$3,805.0	$3,548.3	$2,968.0

Changes in net assets from prior quarter (in millions)	$(303.6)	$256.7	$580.3	$(174.0)
% change from prior quarter	(8.0)%	7.2%	19.6%	(5.5)%

Change in net assets per Class A share from prior quarter	$(1.16)	$1.01	$2.28	$(0.69)
% change from prior quarter	(7.8)%	7.2%	19.6%	(5.6)%

Gold price	$1,272.00	$1,342.00	$1,285.65	$1,111.80
% change from prior quarter	(5.2)%	4.4%	15.6%	(2.7)%

Silver price	$17.76	$20.04	$17.86	$14.08
% change from prior quarter	(11.4)%	12.2%	26.8%	(9.9)%

Exchange rate: $1.00 U.S. = Cdn.	$1.3403	$1.3041	$1.2549	$1.4080
% change from prior quarter	2.8%	3.9%	(10.9)%	7.6%

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Financial Results - Net Income

Central Fund's earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A non-voting share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund's realized income is a nominal percentage of its net assets.

Fiscal 2017 Compared to Fiscal 2016

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2017 was $89.3 million compared to net income, inclusive of the change in unrealized appreciation of holdings, of $370.4 million for the year ended October 31, 2016. The net income (loss) for any reporting period is primarily the result of the change in the prices of gold and silver bullion during the respective periods. On October 27, 2017, the Company sold 9,500 fine ounces of gold bullion (0.57% of gold holdings) at $1,265.00 per ounce and 420,000 ounces of silver bullion (0.56% of silver holdings) at $16.60 per ounce for total proceeds of $18,989,500. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $6,131,563 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels and to quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $28,420 for the year ended October 31, 2017 due to higher month-end net asset levels during the year. Safekeeping fees increased by $49,482 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period. Expenses increased by 27.4% over the prior year due primarily to higher costs incurred for the Class A Shareholder’s Proceedings and Plan of Arrangement than those incurred in fiscal 2016.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2017 were 0.45% compared to 0.35% for the year ended October 31, 2016. During both periods, this ratio was affected by costs incurred to address issues related to the Class A Shareholder’s Proceedings, and in the case of 2017, the Plan of Arrangement. If not for these costs, the expense ratio would have been 0.33% for both of the years ended October 31, 2017 and 2016.

Fiscal 2016 Compared to Fiscal 2015

Net income, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2016 was $370.4 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $93.3 million for the year ended October 31, 2015. The net income (loss) for any reporting period is primarily the result of the change in the prices of gold and silver bullion during the respective periods. On April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $227,864 for the year ended October 31, 2016 due to higher month-end net asset levels during the year. Safekeeping fees increased by $154,143 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period. Expenses decreased by 4.1% over the prior year due primarily to lower costs incurred for the Class A Shareholder’s Proceedings than those incurred in fiscal 2015.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2016 were 0.35% compared to 0.38% for the year ended October 31, 2015. During both periods, this ratio was affected by costs incurred to address issues related to Class A Shareholder’s Proceedings. If not for these costs, the expense ratio would have been 0.33% for the year ended October 31, 2016 compared to 0.32% for the year ended October 31, 2015.

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Financial highlights

	Years ended October 31,
	2017	2016
Gold Price (per fine ounce)	$1,270.15	$1,272.00
Silver Price (per ounce)	$16.82	$17.76
Class A non-voting share- NAV performance:
Net asset value per share at beginning of year	$13.79	$12.35
Increase (decrease):
Net loss from administrative activities	(0.04)	(0.05)
Realized gain on partial sale of holdings
-gold	0.017	0.04
-silver	0.007	0.02
Change in unrealized appreciation of holdings
- gold	(0.03)	0.82
- silver	(0.29)	0.61
Total increase (decrease) (1)	(0.34)	1.44
Net asset value per share at end of year	$13.44	$13.79
Total return for year	(2.5)%	11.7%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses	0.45%	0.35%
Net income (loss) before the change in unrealized appreciation of holdings	(0.26)%	0.12%

(1) The increase (decrease) per share is based on the weighted average number of shares outstanding during the year. The net asset values per share are based on the actual number of shares outstanding at the end of the relevant reporting period. This table is not meant to be a reconciliation of beginning to end of year net asset value per share.

Outstanding Shares

There were 252,116,003 Class A non-voting shares issued and outstanding at October 31, 2017 (2016: 253,803,391) (December 12, 2017: 252,116,003) and 40,000 Common shares issued and outstanding at October 31, 2017 and 2016. During fiscal 2017, the Company utilized the NCIB (“Normal Course Issuer Bid”) program to repurchase and cancel 1,687,388 Class A non-voting shares at a total cost of $20,724,160. All shares were repurchased on an accretive basis to shareholders at a discount to the net asset value at the time of such purchases.

Forward – Looking and Market Risk Observations

Central Fund is almost entirely invested in pure refined gold and silver bullion in international bar form. Therefore, the principal factors affecting the price of its shares are factors that affect the currency prices of gold and silver bullion and which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold and silver producers, as gold and silver producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2017, the Company’s assets were made up of 62.3% gold bullion, 37.4% silver bullion, and 0.3% cash and interest-bearing deposits and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets. Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political factors. Macroeconomic considerations include: expectations for future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the prices of gold and silver are generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises. Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

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Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per Class A non-voting share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on October 31, 2017, of Cdn. $1.2893 for each U.S. dollar, together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A non-voting share by approximately $0.84 per share or Cdn. $1.08 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A non-voting share by approximately $0.50 per share or Cdn. $0.65 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A non-voting share would increase or decrease by approximately $1.34 per share or Cdn. $1.73 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A non-voting share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited dollar value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2017 would not have had any material impact on the net income for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A non-voting shares. Furthermore, 99.7% of its net assets are in the form of gold and silver bullion, which are readily marketable.

Liquidity and Capital Resources

All of Central Fund's assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate some income primarily to be applied towards expenses and Class A non-voting share dividends. At October 31, 2017, Central Fund's cash and cash equivalents were $15.8 million. The comparable figure at October 31, 2016 was $34.4 million. The ability of Central Fund to have sufficient cash for expenses and dividend payments, the re-purchase of Class A non-voting shares, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund its Class A non-voting share re-purchase program, dividend payments, provide working capital and pay for redemptions (if any) of Class A non-voting shares. Sales of bullion holdings could result in Central Fund realizing either capital gains or losses.

During the fiscal year ended October 31, 2017, Central Fund's cash reserves decreased by $18.5 million from those held at October 31, 2016. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was $19.0 million in proceeds from the sale of bullion and a nominal amount of interest generated on cash equivalents.

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Uses of Cash

During fiscal 2017, $14.3 million represents cash outflows from operating activities during the year (which includes $4.0 million to address the Class A Shareholder’s Proceedings and Plan of Arrangement costs). Other cash outflows include $20.7 million paid on the re-purchase and cancellation of Class A non-voting shares, and $2.5 million paid in the 2017 fiscal year with respect to Central Fund's October 31, 2016 Class A share dividend.

Central Fund’s cash reserves are to be used to pay expenses and Class A share dividend payments, and to meet share re-purchases and demands for redemption of shares (if any). The Board of Directors is mindful of the need to make these payments, while continuing to meet the Company’s stated objective of holding the maximum amount of net assets, as is deemed reasonable by the Board of Directors, in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its bullion holdings, the Board of Directors and senior executive officers (“Senior Officers”) monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times. However, as was the case during fiscal 2017, should cash reserves become too low, and in the absence of other sources of capital at the time, liquidation of a portion of the bullion holdings could be made which would result in gains or losses on such holdings.

Disclosure Controls and Procedures

The Senior Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the year ended October 31, 2017.

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in the COSO criteria.  Based on this evaluation, the Senior Officers concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2017.

Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and the resulting currency price changes of gold and silver are reflected in these financial statements.

Non-Market Risk Factors

There are other risk factors affecting the Company as set out in the Annual Information Form of the Company dated December 5, 2016. Prospective investors should consider carefully these factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

Normal Course Issuer Bid (“NCIB”)

On February 27, 2016, and again on February 27, 2017, the Company received approval from the Toronto Stock Exchange (“TSX”) for a NCIB program enabling it to repurchase and cancel up to 12.6 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding Class A non-voting shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A non-voting shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements. For the year ended October 31, 2017, 1,687,388 Class A non-voting shares were repurchased at a total cost of $20,724,160. Such shares were also cancelled. A shareholder may obtain a copy of the Notice of Intention to make the NCIB, without charge, by contacting the Company at its head office, Attention: Shareholder and Investor Inquiries.

Class A Shareholder’s Proceedings

During 2015 and 2016, the Company successfully defended certain actions instituted by 1891868 Alberta Ltd. ("SAM Alberta") in the Court of Queen's Bench of Alberta (the "Class A Shareholder’s Proceedings"), including an application (the "Application") seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company's annual MD&A for the year ended October 31, 2015.

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On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company, as described in the Company’s Q3, 2016 interim MD&A and for other interim relief. On September 23, 2015, the Court dismissed SAM Alberta's oppression claim and its application for the interim relief sought. The application for leave to commence a derivative action was adjourned. The Company filed an application to have the Amended Application of SAM Alberta struck. As a result of the Arrangement as discussed on pages 19 and 20, the pending Court proceedings were adjourned. Ultimately, under the terms of the agreement between the parties to proceed with the Plan of Arrangement, all Court proceedings were discontinued.

The costs incurred by the Company on account of the Class A Shareholder’s Proceedings net of amounts recovered as discussed below, and in the case of 2017, also by the costs relating to the Plan of Arrangement, for the fiscal year ended October 31, 2017 were $4,004,044 (fiscal year ended October 31, 2016: $866,256). The Company received a partial recovery of these costs as awarded by the Alberta Court of Queen’s Bench in the amount of $137,284. Under the terms of the agreement between the parties to proceed with the Plan of Arrangement, all Court proceedings were discontinued, and it was agreed that no further costs would be sought or recovered.

United States Federal Income Tax Considerations

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A non-voting shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder (a “U.S. Holder”) that has made a QEF election on a disposition of Central Fund shares to the 28% rate. U.S. Holders should be aware that if they purchase Class A non-voting shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. In addition, a gain from the disposition of Class A non-voting shares may be subject to the 3.8% Medicare surtax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S. $0.01 per share (prior to 1996, Cdn. $0.01 per share) on its outstanding Class A non-voting shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A non-voting shares and Common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A non-voting shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A non-voting shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A non-voting shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

This MD&A is dated December 12, 2017.

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